**Exhibit 23.2**

**Consent of Independent Auditors**

The Board of Directors
Maguire Properties, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-106622) on form S-8 of Maguire Properties, Inc. of our report on the statement of revenue and certain expenses of Park Place for the year ended December 31, 2003, which report appears on form 8-K/A of Maguire Properties, Inc.

**KPMG LLP**

Los Angeles, California
May 11, 2004